Exhibit 23(a)
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
We consent to the incorporation by reference in this Registration Statement (Form S-8) pertaining to The Sherwin-Williams Company 2006 Equity and Performance Incentive Plan and The Sherwin-Williams Company 2006 Stock Plan for Nonemployee Directors of our report dated February 10, 2006 (except for Note 18, as to which the date is February 28, 2006, and Note 17, as to which the date is April 7, 2006) with respect to the consolidated financial statements and schedule of The Sherwin-Williams Company and our report dated February 10, 2006 with respect to The Sherwin-Williams Company management’s assessment of the effectiveness of internal control over financial reporting and the effectiveness of internal control over financial reporting of The Sherwin-Williams Company both included in its Current Report on Form 8-K (dated April 18, 2006), filed with the Securities and Exchange Commission.
/s/ Ernst & Young LLP
Cleveland, Ohio
April 20, 2006